UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW APPOINTMENTS

Moscow, Russia – July 22, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces new appointments to executive positions at its Beloretsk Metallurgical Plant (BMP OAO) and Vyartsilya
Metallurgical Plant (VMP ZAO) steel subsidiaries.
Victor Kamelin (54), who was previously Managing Director of VMP ZAO, has been appointed Managing Director of BMP OAO. Mr Kamelin will succeed Konstantin
Nikolin, who will proceed his work in Mechel’s Steel Division, Mechel Management
OOO. Sergey Fedorov (47), who was previously Director of Production and Business
Operations of VMP ZAO, has been appointed Managing Director of VMP ZAO.
Prior to his appointment Mr. Kamelin worked as Managing Director of VMP ZAO from
July 2008 to July 2009. From July 1996 to June 2008, he held the position of
Chief Executive Officer of VMP ZAO. He was Chief Executive Officer of Vyartsilya
Metallurgical Plant OAO from April 1994 to July 1996 and Chief Executive Officer of Vyartsilya Metallurgical Plant from November 1988 to April 1994. Mr. Kamelin was Head of Calibrated Steel and Rolled Products Section of Magnitogorsk
Calibration Plant from November 1987 to November 1988 and Head of Steel Wire
Workshop No. 4 of Magnitogorsk Calibration Plant from February 1986 to November
1987. From October 1978 to February 1986, he held various positions at
Magnitogorsk Calibration Plant.
Mr. Kamelin graduated from Magnitogorsk Mining and Metallurgical Institute named after G. I. Nosov with a degree in Metal Forming Operations. He was awarded with the Order of Merit for the Fatherland of the II Degree.
Sergey Fedorov was previously Director of Production and Business Operations of
VMP ZAO from April 2003 to July 2009. He held the positions of Commercial
Director of VMP ZAO from November 2002 to April 2003 and Commercial Director of
Vyartsilya Metallurgical Plant OAO from June 1995 to October 2002. From
September 1984 to June 1995, he held various positions at Vyartsilya
Metallurgical Plant. Mr. Fedorov graduated from Magnitogorsk Mining and
Metallurgical Institute named after G. I. Nosov with a degree in Metal Forming
Operations.
“Mr. Kamelin was the head of Vyartsilya Metallurgical Plant for over 20 years.
From May 2002, VMP ZAO operates as Mechel’s subsidiary. Under the direction of
Mr. Kamelin the plant demonstrated record growth of its production and financial indicators. Currently such an experienced and successful manager, as Mr. Kamelin is, has an opportunity to show his gift of manager at a bigger enterprise -
Beloretsk Metallurgical Plant, which is one of the leading hardware plants in
Russia. The chair of Managing Director of VMP ZAO has been taken by the manager who is no less experienced, Mr. Fedorov. He, too, has been working at the plant for over 20 years and knows the plant’s operations and staff inside out,” Mechel
OAO Senior Vice President Vladimir Polin commented on the appointments.
Mr. Polin continued: “The experience and knowledge of the former CEO of BMP OAO,
Konstantin Nikolin, will be applied in the head office of Mechel’s Steel
Division. Mr. Nikolin will take one of the executive positions with Mechel
Management OOO in Moscow”.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 22, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO